UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Viburnum Funds Pty Ltd
Attention: David St Quintin
31 Carrington Street

Nedlands, Western Australia, Australia, 6009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Viburnum Funds Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,638,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,638,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,638,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Craig E. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,917,221
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,917,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,917,221
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Marshall Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,638,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,638,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,638,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Anthony Howarth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,638,601
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,638,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,638,601
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preamble

This Amendment No.1 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed on January 11, 2021 (the “Original Schedule”), by Viburnum Funds Pty Ltd, an Australian proprietary limited company (“Viburnum”), and Messrs. Craig E. Coleman, Marshall Allen and Anthony Howarth, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment is being filed because the ownership percentage reflected in the Original Schedule has increased by greater than 1% as a result of Viburnum being issued Shares in connection with an underwriting agreement dated April 19, 2022, that it entered into with the Issuer in which Viburnum acted as an underwriter to a recent entitlement offer the Issuer made to its Eligible Shareholders (the “Underwriting Agreement”). The Underwriting Agreement is described in further detail in a current report on Form 8-K filed by the Issuer on April 22, 2022.

The relevant Reporting Persons have complied with the Form 4 filing requirements, and the Australian Securities Exchange disclosure requirements in relation to ownership changes as a result of the transactions since the Original Schedule was filed.

Except as specifically amended by this Amendment, items in the Original Schedule are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Original Schedule is hereby amended and supplemented to include the following paragraphs to the end of the item:

The Shares purchased by Viburnum since the Original Schedule was filed were purchased using investment funds in open market purchases, or as part of the Underwriting Agreement, and those purchases since the Original Schedule was filed are set forth in Appendix A.

The aggregate purchase price of the 60,638,601 Shares managed by Viburnum is approximately A$31,394,647 including brokerage commissions (but excluding the total exercise price of A$3,886,400 required to convert the 4,840,000 stock options held).

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference. Item 4 of the Original Schedule is hereby amended and supplemented to include the following sentence to the end of the item:

The Reporting Persons' purchases of the Shares since the Original Schedule was filed were based on the Reporting Persons’ belief that the Shares, either when purchased in the open market or when the Underwriting Agreement was signed, were undervalued and represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages and Item 3 of this Amendment is incorporated herein by reference. Item 5 of the Original Schedule is deleted in its entirety and replaced with the following:

Viburnum, as the sole manager, may be deemed to beneficially own 60,638,601 Shares. As the sole manager, Viburnum shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the underlying entities and portfolios it manages. The 60,638,601 Shares managed by Viburnum represent approximately 26.14% based on 231,953,235 Shares outstanding (inclusive of 20,108,800 of outstanding options and performance rights) as of May 27, 2022.

Each of Craig E. Coleman, Marshall Allen and Anthony Howarth share voting and dispositive power over, and may be deemed to beneficially own all of the 60,638,601 Shares, due to each of the foregoing individuals serving as a director of Viburnum. Each of Messrs. Coleman, Allen and Howarth disclaims beneficial ownership over the Shares managed by Viburnum. Included in the total number of Shares are an aggregate of 4,840,000 Shares underlying stock options held by Viburnum, which are exercisable at any time, which were received by Viburnum either from a private transaction or as compensation for entering into the Underwriting Agreement.

In addition to the 60,638,601 Shares managed by Viburnum, Mr. Coleman may be deemed to beneficially own 278,620 additional Shares as a result of serving as a trustee of the Coleman Super Fund, of which Mr. Coleman is a potential beneficiary. No other Reporting Person may be deemed to beneficially own, or share voting and dispositive power over, the additional shares owned by the Coleman Super Fund.

For a complete list of transactions involving the Shares that were effected since the Original Schedule, please see Appendix A, which is incorporated herein by reference.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: May 31, 2022

VIBURNUM FUNDS PTY LTD

	By:	/s/ David St. Quintin
	Name:	David St. Quintin
	Title:	Company Secretary

	By:	/s/ Craig E. Coleman
	Name:	CRAIG E. COLEMAN

	By:	/s/ Marshall Allen
	Name:	MARSHALL ALLEN

	By:	/s/ Anthony Howarth
	Name:	ANTHONY HOWARTH

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON SINCE THE LAST SECTION 13D FILING

The following table sets forth all transactions with respect to the Common Shares effected since the Original Schedule was filed by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Shares Purchased (Sold)		Price per Share ($)
Viburnum	November 01, 2021	896,506		$0.7300
Viburnum	November 03, 2021	152,638		$0.7492
Viburnum	November 05, 2021	329,613		$0.7487

Viburnum	May 27, 2022	25,893,617	(1)	$0.7700
Viburnum	May 27, 2022	1,280,000		$0.4350

Craig Coleman	May 24, 2022	48,620		$0.4800
Craig Coleman	May 27, 2022	10,000		$0.7700

(1)	Shares purchased via underwriting agreement to entitlement offer